March 23, 2010

Ms. Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

RE:	Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
Form 10-Q for the fiscal quarter ended January 3, 2010
File No. 001-13615

Dear Ms. Dicker:

Set forth below are the responses of Spectrum Brands, Inc. (the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated March 17, 2010 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Ms. Dicker
March 23, 2010

Form 10-K for the Fiscal Year ended September 30, 2009

Item 9A. Controls and Procedures, Page 82.

1)
We note your response to prior comment 4.  Please amend your filing to include a statement as to whether or not internal control over financial reporting is effective as of September 30, 2009, as explicitly required by Item 308(a)(3) of Regulation S-K.

Response

The Company will file an amendment to its Annual Report on Form 10-K originally filed on December 29, 2009 (the "Original Form 10-K") to correct its inadvertent omission of a statement expressing the Company management's affirmative conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2009.  The amendment will restate Item 9A to include this statement.

2.
We note your response to our prior comments 4 and 5.  Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting renders an annual report materially deficient and also renders a company not timely or current in its Exchange Act Reporting.  In light of these facts and considering that you did not include the required disclosure of your conclusion on internal control over financial reporting, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend you Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Response

We acknowledge and have given further consideration to the Staff's comments.  In addition to the definition of disclosure controls and procedures in Rule 13a-15(e) and Compliance and Disclosure Interpretation 115.02, we specifically considered the Commission's Final Rule: "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" [SEC Release No. 33-8238], including, among other things, the Commission's discussion of the principles of "reasonable" assurance as they relate to a company's internal control systems.

Ms. Dicker
March 23, 2010

We have designed our disclosure controls and procedures to be effective at the "reasonable assurance" level.  In Item 9A on page 82 of the Original Form 10-K, the Company included the following disclosure under the subheading "Limitations on the Effectiveness of Controls."

"The Company’s management, including our Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or the Company’s internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected."

We have reviewed our disclosure controls and procedures, especially as they relate to the Company's periodic filings with the Commission, including, without limitation, the Original Form 10-K.  We have considered that the Company regularly undertakes a multi-level, iterative review process among its internal financial and legal departments, outside counsel and independent accountants under the supervision and with the participation of its principal executive officer and principal financial officer in preparing such periodic filings and related financial statements.

In addition, we have considered the nature of the mistake that resulted in the omission of a statement as to management's conclusion regarding the effectiveness of internal control over financial reporting in its Original Form 10-K.  The Company had circulated an initial external draft of the Original Form 10-K, which reflected the application of the Company's disclosure controls and procedures, and which contained the statement.  In an exchange of subsequent drafts with its outside counsel, the statement was inadvertently deleted; because the timing of the deletion occurred later in the process, the opportunities to identify the mistake were reduced.

While the Company acknowledges that a mistake occurred, and will employ further safeguards in the future to ensure against similar occurrences, it continues to believe that, as of September 30, 2009, its procedures were effective to ensure that the information required to be disclosed in the Original Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Commission's rules and the Form 10-K.  The Company respectfully submits that, under this "reasonable" assurance framework, a typographical error should not make its disclosure controls and procedures, taken a whole, ineffective.  The Company believes that, through the above-referenced disclosure on limitations in the effectiveness of controls, the Company has made the possibility of mistakes in its procedures clear to its shareholders.  In light of this mistake, the Company is evaluating its internal review procedures and is taking steps to ensure stricter compliance including, to the extent practicable, building more time into the

Ms. Dicker
March 23, 2010

review process in advance of filing deadlines and ensuring changes made during the filing review process do not result in any disclosure-related issues.

After careful consideration of the Staff's comments, respectfully, for the reasons stated above, we continue to believe that management's report on disclosure controls and procedures as of September 30, 2009 is appropriate.

Item 11. Executive Compensation, Page 86

Compensation Committee, page 89

3.
We have reviewed your response to prior comment 7.  While we appreciate that you have undertaken to disclose the performance goals and targets that need to be achieved in order for your named executive officers to receive their incentive awards in future periods, to the extent then known, the primary goal of our comment was to have you provide in your future filings the specific types and amounts of performance goals and targets that factored into the incentive compensation awards made to the named executive officers for the most recently completed fiscal year and that are reflected in the summary compensation table.  For example, if a performance award was tied to operating earnings, your disclosure should specifically state that and disclose the various levels of operating earnings that would trigger threshold, target and maximum award payments.

Response

We acknowledge the Staff's comment.  In the Company's future filings, we will include the specific types and amounts of performance goals and targets that factored into the incentive compensation awards made to the named executive officers for the most recently completed fiscal year that are reflected in the summary compensation table.

As also requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Dicker
March 23, 2010

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (770) 829-6209 or John T. Wilson, General Counsel, at (770) 829-6240 should you have any further questions regarding this matter.

Sincerely,

SPECTRUM BRANDS, INC.

By: /s/ Anthony L. Genito

Anthony L. Genito
Chief Financial Officer